SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 7)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class or securities)

20441W104
(CUSIP Number)

Mr. Roberto Moses Thompson Motta
BRC S.à.r.l.
73 Côte d’Eich
L-1450, Luxembourg
352 40 45 46
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

March 26, 2007
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
(Continued on following pages)

CUSIP No. 20441W104
1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,724,457,317 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,724,457,317 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,724,457,317 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 89.1773%[1]
14	Type of Reporting Person (See Instructions) HC

1Includes (i) the 25,201,466,024 common shares of Companhia de Bebidas das Américas - AmBev ("AmBev") currently indirectly owned by InBev S.A. ("InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.à.R.L. ("BRC") directly hold a 23.54% equity interest; and (ii) the 5,522,991,293 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência ("Fundação"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Interbrew International B.V. and Ambrew S/A) that hold the 25,201,466,024 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.44% of the outstanding capital stock of InBev.
BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 12
	8	Shared Voting Power 30,724,457,329 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 12
	10	Shared Dispositive Power 30,724,457,329 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,724,457,329 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 89.1773%[1]
14	Type of Reporting Person (See Instructions) IN

1 Includes (i) the 25,201,466,024 common shares of Companhia de Bebidas das Américas - AmBev ("AmBev") currently indirectly owned by InBev S.A. ("InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.à.R.L. ("BRC") directly hold a 23.54% equity interest; and (ii) the 5,522,991,293 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência ("Fundação"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Interbrew International B.V. and Ambrew S/A) that hold the 25,201,466,024 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.44% of the outstanding capital stock of InBev. In  addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (as amended) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 6
	8	Shared Voting Power 30,724,457,323 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 6
	10	Shared Dispositive Power 30,724,457,323 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,724,457,323 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 89.1773%[1]
14	Type of Reporting Person (See Instructions) IN

1 Includes (i) the 25,201,466,024 common shares of Companhia de Bebidas das Américas - AmBev ("AmBev") currently indirectly owned by InBev S.A. ("InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.à.R.L. ("BRC") directly hold a 23.54% equity interest; and (ii) the 5,522,991,293 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência ("Fundação"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Interbrew International B.V. and Ambrew S/A) that hold the 25,201,466,024 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.44% of the outstanding capital stock of InBev. In  addition, Mr. Sicupira is a party to the Shareholders’ Voting Rights Agreement (as amended) with Mr. Telles and Mr. Lemann pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 42,629,006
	8	Shared Voting Power 30,767,086,323 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 42,629,006
	10	Shared Dispositive Power 30,767,086,323 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,767,086,323 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 89.3009%[1]
14	Type of Reporting Person (See Instructions) IN

1 Includes (i) the 25,201,466,024 common shares of Companhia de Bebidas das Américas - AmBev ("AmBev") currently indirectly owned by InBev S.A. ("InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.à.R.L. ("BRC") directly hold a 23.54% equity interest; and (ii) the 5,522,991,293 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência ("Fundação"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Interbrew International B.V. and Ambrew S/A) that hold the 25,201,466,024 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.44% of the outstanding capital stock of InBev. In  addition, Mr. Telles is a party to the Shareholders’ Voting Rights Agreement (as amended) with Mr. Sicupira and Mr. Lemann pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr.Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4o andar, 04530-001, São Paulo, SP, Brazil.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended and supplemented by incorporating herein the First Amendment to the Shareholders' Voting Rights Agreement and Other Covenants dated March 23, 2007, which establishes new provisions relating to (i) the minimum qualifications for members of the board of directors of the controlled companies appointed by the parties; (ii) the distribution of dividends by the controlled companies (including AK); and (iii) the term and termination of the original Shareholders' Voting Rights Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.
Invitation to Bid (“Edital”) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.
Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.
Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.
Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to AmBev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

S.
First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2007

BRC S.À.R.L.
by
/s/ Carlos Alberto da Veiga Sicupira
Name: Carlos Alberto da Veiga Sicupira
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2007

JORGE PAULO LEMANN
by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2007

CARLOS ALBERTO DA VEIGA SICUPIRA
by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2007

MARCEL HERRMANN TELLES
by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles

EXHIBIT INDEX

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.
Invitation to Bid (“Edital”) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.
Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.
Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.	Press Release of InBev, dated March 31, 2005.

S.
First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties.